June 30, 2025

VIA EDGAR

Claire DeLabar

Robert Littlepage

Uwem Bassey

Jeff Kauten

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nidar Infrastructure Limited
Amendment No. 1 to Registration Statement on Form F-4
Filed December 30, 2024
File No. 333-283189

Dear Ms. DeLabar:

This letter is in response to the comments of the staff of the United States Securities and Exchange Commission (the “Staff”) contained in your letter dated January 15, 2025 (the “Comment Letter”), regarding Amendment No. 1 to Registration Statement on Form F-4 (the “Registration Statement”), which was filed by Nidar Infrastructure Limited (the “Company” or “Nidar”) with the United States Securities and Exchange Commission (the “Commission”) on December 30, 2024.

The Company has filed today Amendment No. 2 to the Registration Statement (“Amendment No. 2”) together with this letter via EDGAR correspondence. For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comment in the Comment Letter, the text of which the Company has incorporated into this response letter in italicized type, and which is followed by the Company’s response. Unless otherwise indicated, all page references in the responses are to page numbers in Amendment No. 2. Capitalized terms used herein but not defined shall have the meanings ascribed to them in Amendment No. 2.

Amendment No. 1 to Registration Statement on Form F-4

Unaudited Prospective Financial Information of Nidar, page 188

1.	Comment: Please revise the disclosure to explicitly state whether the presentation of prospective financial information complies with the guidance established by IASB rather than “with a view toward complying” with the guidance and if so, please provide full prospective financial statements under IASB guidance.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 189 of Amendment No. 2 to explicitly state that the prospective financial information does not comply with the guidance established by IASB.

2.	Comment: Please expand the disclosure to include all disclosures required pursuant to Item 10 of Regulation S-K. Disclose the basis for each of management’s assumptions and the basis for your belief that each assumption is reasonable and fully supported. Disclose the specific support for each assumption, such as whether market surveys, general economic indicators, trends and patterns from your operating history, internal data and analyses were used as support.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 189 through 194 of Amendment No. 2 to include all disclosures required pursuant to Item 10 of Regulation S-K, the basis for each of management’s assumptions and the basis for management’s belief that each assumption is reasonable and fully supported, and the specific support for each assumption.

3.	Comment: We note that you have a limited operating history regarding several of the revenue types included in your prospective information. Please revise to delete the financial information beyond 2025 or tell us and disclose the basis for your belief that your limited operating history provides a reasonable basis for a forecast beyond one year.

Response: The Company acknowledges the Staff’s comment. The prospective financial information currently included in the Registration Statement covers the period ending March 31, 2026, which will be less than one year from the date the Registration Statement will likely be delivered to stockholders and 12 months past the date of the latest financial statements that will be included in the Registration Statement. While the Company has a relatively short operating history, it is not a pre-revenue company (with revenues for the six-months ending September 30, 2024 of $43.5 million). Management believes that the Company has sufficient operating history on which to project revenues and other items through March 31, 2026.

4.	Comment: Please disclose whether or not an outside review of management’s projections was performed to furnish additional support for having a reasonable basis for the projections and if so, include a report of such a review including disclosure of the qualifications of the reviewer, the extent of the review, the relationship between the reviewer and the registrant, and other material factors concerning the process by which any outside review was sought or obtained.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 190 of Amendment No. 2 to explicitly state that no outside review of management’s projections was performed.

If you have any questions regarding the responses to the comments of the Staff, or require additional information, please contact me by phone at (713) 354 – 4893.

Sincerely,

/s/ Taylor Landry
Taylor Landy

cc:	Sunil Gupta (Nidar Infrastructure Limited)